May 7, 2024

Lory Empie, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Re:	Western New England Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-16767

Dear Mr. Empie:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your comment letter dated May 2, 2024, on the Western New England Bancorp, Inc. (the “Company”) Form 10-K for the annual fiscal period ended December 31, 2023. We have repeated your comments below in bold preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business

Commercial Real Estate Loans and Commercial and Industrial Loans, page 8

1.	We note your discussion of commercial real estate (“CRE”) loans beginning on page 8 and the tabular disclosure on page 10 detailing the composition of your gross loan portfolio. Given the significance of CRE in your total loan portfolio, please revise future filings on Forms 10-Q and 10-K to further disaggregate the CRE loan composition by separately presenting the components of this portfolio by key borrower type (e.g., office, hotel, etc.). This could be similar to, but not necessarily the same as, the CRE detail included in Exhibit 99.2 of your 8-K dated April 23, 2024. Please also revise future filings to disclose whether the loans are owner occupied or non-owner occupied. In addition, to the extent that there are geographic concentrations or other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio, include those details in future filings.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s Form 10-Q for the quarter ended June 30, 2024, the Company will revise its disclosures to include the composition of its CRE loan portfolio as disclosed in the Company’s quarterly investor presentation.

Furthermore, in future filings and commencing with the Company’s Form 10-Q for the quarter ended June 30, 2024, the Company will enhance its disclosures to include whether the CRE loans are owner occupied or non-owner occupied and will also include the geographic location of the loans and other characteristics that management believes is material to an investor’s understanding of the Company’s CRE loan portfolio. In addition, to the extent that there are other concentrations or characteristics material to an investor’s understanding of the Company’s CRE loan portfolio, we will include those details in future filings.

Concentrated Commercial Real Estate Lending Regulations, page 30

2.	We note your disclosure that when a concentration is present, management must employ heightened risk management practices. In future filings, please enhance your disclosures, here or elsewhere as appropriate, to describe any specific risk management policies, procedures, or other actions undertaken by management in response to the current environment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, commencing with the Company’s Form 10-Q for the quarter ended June 30, 2024, the Company will revise its disclosures to describe specific details of its risk management policies, procedures and other actions taken to respond to the current economic environment. Should there be any change in the Company’s underwriting or monitoring processes of CRE loans, those changes will be discussed.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 69

3.	We note your disclosures regarding primary sources of liquidity. We also note that Exhibit 99.2 of your Form 8-K dated April 23, 2024 includes deposit beta information. Please revise your other future filings, such as 10-Qs and 10-Ks, to incorporate disclosures regarding deposit beta and how you calculate it.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, to the extent the deposit betas are valuable to the reader and the Company continues to discuss deposit betas in future filings, it will incorporate disclosures regarding how they are calculated commencing with the Company’s Form 10-Q for the quarter ended June 30, 2024.

On behalf of Western New England Bank, Inc., I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings, notwithstanding any review, comments, action or absence of action by the Staff.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at 413-564-2678 or via email at gsajdak@westfieldbank.com.

Sincerely,

Guida R. Sajdak

Executive Vice President

Chief Financial Officer

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